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SI 18006317 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 15 2018
Washington DC
413

SEC FILE NUMBER
8-67059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PTP Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Hopemeadow Street, Suite 5
(No. and Street)

Simbury	**CT**	**06070**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Attilio A. Albani **860-264-1595**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Wolf & Co., PC
(Name - if individual, state last, first, middle name)

1500 Main Street	**Springfield**	**MA**	**01115**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Attilio A. Albani, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PTP Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Subscribed and sworn to before me this 27th day of February 2018

Karen L. Lancaster

Notary Public

My Commission Expires on Nov 30, 2019

Karen L. Lancaster

KAREN L. LANCASTER
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2019

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTP Securities, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2018

PTP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 1,149,651
Due from affiliate	3,660
Accounts receivable	2,304,975
Security deposit	4,050
Property and equipment, net	18,712
TOTAL ASSETS	$ 3,481,048

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 263,083
Member's Equity	3,217,965
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,481,048

PTP SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE:	
Success Fees	$ 4,389,735
Fee Income	620,000
Reimbursed Expenses	14,102
Interest Income	13,830
TOTAL REVENUE	5,037,667
EXPENSES:	
Employee Compensation and Benefits	1,504,382
Professional Fees	340,565
Occupancy	102,739
Regulatory Fees	59,697
Communication and Data Processing	35,514
Depreciation Expense	7,095
Travel	110,873
Office and Other Expenses	95,656
TOTAL EXPENSES	2,256,521
NET INCOME	$ 2,781,146

PTP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Member's equity - December 31, 2016	$ 1,811,266
Withdrawals	(1.374,447)
Net income	2,781,146
Member's equity - December 31, 2017	$ 3,217,965

PTP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 2,781,146
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	7,095
Changes in operating assets and liabilities:	
Accounts receivable	(1,866,889)
Increase in liabilities:	
Accounts payable and accrued expenses	70,302
Net cash provided by operating activities	991,654
Cash flows from financing activities:	
Member withdrawals	(1,374,447)
Net cash used by financing activities	(1,374,447)
Net decrease in cash	(382,793)
Cash at December 31, 2016	1,532,444
Cash at December 31, 2017	$ 1,149,651

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

PTP Securities, LLC (the "Company") is a Delaware Limited Liability Company headquartered in Simsbury, Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in private placements to institutional investors in the United States and Canada.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company recognizes private placement fee revenue when an investor is accepted into a private placement and the investor funds its commitment. Retainer fees are recognized over the term of the engagement and amounts paid are applied against fee revenue when earned. The Company recognizes revenue from reimbursed expenses based on the private placement agreements when earned.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable consists of private placement fee revenue earned from closed transactions due under normal trade terms. Interest income is recorded based on the terms of the agreement. The Company provides an allowance for doubtful collections which is based on a review of outstanding collections, historical collection information, and existing economic conditions. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. Receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. At December 31, 2017, there was no reserve for uncollectable receivables.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment

Furniture and other office equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets (three years). Normal repair and maintenance costs are expensed as incurred.

Depreciation expense for the year ended December 31, 2017 was $7,095.

Concentration of credit risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, the Company had $899,651 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $886,568 at December 31, 2017, which exceeds required net capital of $17,539 by $869,029. The ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.30 to 1.0.

NOTE 4. INCOME TAXES

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, and its sole member. Therefore no provision or liability for federal or state income taxes are required in these financial statements.

NOTE 4. INCOME TAXES (Continued)

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2014 - 2017. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The Company records interest and penalties as part of office and other expenses. No interest or penalties were recorded for the year ended December 31, 2017.

NOTE 5. PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of property and equipment follows:

	December 31, 2017	Estimated Useful Life
Leasehold Improvements	$ 5,296	39 Years
Equipment	23,811	3 Years
Furniture and Fixtures	33,927	3 Years
	63,034	
Accumulated Depreciation	(44,322)	
	$ 18,712	

NOTE 6. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution 401k profit sharing plan that covers substantially all of its employees. Company matching contributions are made at the discretion of the member of the Company and are not to exceed 3% of the total compensation paid to eligible participants. In addition to this contribution there is a discretionary profit sharing contribution. Contributions made to the plan for the year ended December 31, 2017 totaled $122,516.

NOTE 7. CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2017, two customers accounted for 54% of total revenues.

NOTE 8. LEASES

In February 2017, the Company extended its main office lease agreement through February 2018. The Company entered into an additional lease agreement for a second office, which expired on December 31, 2017 and is currently month to month. The agreements provide for monthly lease payments ranging from $2,420 to $4,000, with annual increases, as described in the agreement. Future minimum lease payments due under these agreements are as follows:

Year Ending December 31,	Amount
2018	$ 5,400

Rent expense under these agreement was $82,930 for the year ended December 31, 2017.

NOTE 9. RELATED PARTY TRANSACTIONS

Due from affiliate of $3,660 represents non- interest bearing, unsecured advances from the Company's single member parent company, Pinnacle Trust Partners, LLC. ("PTP LLC") The advances have no stated term and consist of payments of certain life insurance policies owned by PTP LLC.

NOTE 10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact to success fee revenue and the financial statements.

NOTE 10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. For SEC filers, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For public business entities that are not SEC filers, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact this Update will have on its consolidated financial statements.

PTP SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

Net Capital	
Credits:	
Total member's equity	$ 3,217,965
Debits:	
Non-allowable assets	2,331,397
Net capital	886,568
Minimum net capital requirement (The greater of 5,000 or 6 2/3% of aggregate indebtedness)	17,539
Excess Net Capital	$ 869,029
Aggregate indebtedness	$ 263,083
Ratio of aggregate indebtedness to net capital	0.30 to 1

There were no material difference between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2017.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i). The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) PTP Securities, LLC (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 26, 2018

PINNACLE
TRUST PARTNERS

Securities offered through PTP Securities, LLC, Member FINRA & SIPC, Subsidiary of Pinnacle Trust Partners, LLC

February 7, 2018

PTP Securities, LLC Exemption Report

PTP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

PTP Securities, LLC.

I, Attilio A. Albani, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

CEO
Title

540 Hopmeadow Street • Simsbury, CT 06070 • 860-264-1595 / 860-264-1596 Fax • www.pinnacletrustpartners.com

PTP SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2017

PTP SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2017

CONTENTS